UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALR Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

001630102

(CUSIP Number)

Sidney Chan

53 Cairnhill Road #33-01

Cairnhill Plaza,

Singapore, 229664

804.554.3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001630102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidney Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) In

(1)       Based on 551,966,844 shares of Common Stock outstanding as of August 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the Securities and Exchange Commission on August 15, 2022.

CUSIP No. 001630102	13D	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the original Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Person on April 22, 2014 with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of ALR Technologies Inc. (the “Issuer”) (together with this Amendment, this “Schedule 13D”). Information reported and defined terms used in the original Schedule 13D remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

Item 2.  Identity and Background.

Subparts b and c of Item 2 of this Schedule 13D are hereby amended and supplemented to include the following information:

b)        Personal Residence

53 Cairnhill Road #33-01

Cairnhill Plaza,

Singapore, 229664

c) Chief Executive Officer

ALR Technologies Inc.

7400 Beaufont Springs

Richmond, VA 23225

Chief Executive Officer

ALR Technologies SG Ltd.

146 Emerald Hill Road, 03-13
Singapore 229430

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.  Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On November 7, 2022 (the “Effective Date”), the Issuer completed a merger in accordance with an Agreement and Plan of Merger and Reorganization dated May 17, 2022 (the “Merger Agreement”), by and among the Issuer, ALR Technologies SG Ltd., a Singapore company limited by shares (“ALR Singapore”), and its wholly-owned subsidiary, ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), pursuant to which ALR Delaware merged with and into the Issuer (the “Redomicile Merger”), with the Issuer continuing as the surviving entity and a wholly-owned subsidiary of ALR Singapore. At the effective time of the Redomicile Merger, each outstanding share of Common Stock was converted into the right to receive one ordinary share of ALR Singapore (“ALR Singapore Ordinary Shares”), and each option or warrant to purchase shares of Common Stock was converted into an option or warrant to subscribe for an equivalent number of ALR Singapore Ordinary Shares at an equivalent exercise price.

In consequence of the Redomicile Merger, on the Effective Date, the Reporting Person’s (i) shares of Common Stock converted into the right to receive an equal number of ALR Singapore Ordinary Shares, and (ii) options to purchase shares of the Common Stock converted into an equal number of options to subscribe for an equivalent number of ALR Singapore Ordinary Shares at an equivalent exercise price, and such shares of Common Stock and options or warrants to purchase Common Stock were canceled, retired and ceased to exist.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit Description

99.1       Merger Agreement

CUSIP No. 001630102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sidney Chan Insert Name

November 10, 2022 Insert Date